UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Advanced BioEnergy, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Howard Schildhouse, 5151 E. Broadway, Suite 510, Tucson, AZ 85711
(520) 628-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. N/A

1.	Names of Reporting Persons: Ethanol Capital Management, LLC ………………………......................................................................................................................................................

I.R.S. Identification Nos. of above persons (entities only): 57-1205717..................................................................................................................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]…………………………………………………………………………………..............................................................................................................................................................

(b)	[X]………………………………………………………………………………….............................................................................................................................................................

3.	SEC Use Only……………………………………………………………………………...............................................................................................................................................................

4.	Source of Funds (See Instructions)	OO ...

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....................................................................................................................................................[ ]

6.	Citizenship or Place of Organization: Delaware

7.	Sole Voting Power ………………….............................................	None………………………………………..............................................................................................................
Number of
Shares
Beneficially	8.	Shared Voting Power………………..............................................	3,250,000*………………………………….............................................................................................................
Owned by
Each
Reporting	9.	Sole Dispositive Power………………..........................................	None……………………………………….............................................................................................................
Person
With
	10.	Shared Dispositive Power ……………........................................	3,250,000*……………………………….................................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person …...................................................................................3,250,000*……...….............................................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)…………........................................................................................…21.9%**…......................................................................……

14.	Type of Reporting Person (See Instructions)
…………………………………….......................................................................……IA……………………………………………......................................................................................…..

* Of the 3,250,000 units of membership interest (“Units”) reported in this Schedule 13D/A, 500,000 Units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 2,750,000 Units were issued to Ethanol Investment Partners, LLC (“EIP”) pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between Advanced BioEnergy, LLC (“ABE”), ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008, in connection with the conversion of two convertible notes issued to EIP (the “Settlement Agreement”).

ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 2,750,000 Units issued to EIP pursuant to the Settlement Agreement, the Units are attributable to each LLC Member as follows: ECP Series E:  591,268 Units; ECP Series H:  226,247 Units; ECP Series I:  249,234 Units; ECP Series J:  109,531 Units; ECP Series L:  115,072 Units; ECP Series M:  78,502 Units; ECP Series N:  387,946 Units; ECP Series O:  258,249 Units; ECP Series P:  258,016 Units; ECP Series Q:  381,544 Units; and ECP Series S: 94,391 Units.

ECP Series E, H, I, J, L, M, N, O, P, Q and S own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.50%; ECP Series H owns 8.23%; ECP Series I owns 9.06%; ECP Series J owns 3.98%; ECP Series L owns 4.18%; ECP Series M owns 2.86%; ECP Series N owns 14.11%; ECP Series O owns 9.39%; ECP Series P owns 9.38%; ECP Series Q owns 13.88%; and ECP Series S owns 3.43%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such Units.

EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye,” and each of Hawkeye and EIP, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Amended and Restated Voting Agreement.  The Amended and Restated Voting Agreement is attached as Exhibit B to this Schedule 13D/A.

In entering into the Amended and Restated Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees.  Accordingly, the 3,250,000 Units reported in this Schedule 13D/A does not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE.  Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D to report their beneficial ownership of units of membership interest of ABE.  This Schedule 13D/A only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A.

** Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, plus 2,200,000 units issued to Hawkeye on August 28, 2009 in connection with its investment in ABE.

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Scott Brittenham ...

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]…………………………………………………………………………………..............................................................................................................................................................

(b)	[X]………………………………………………………………………………….............................................................................................................................................................

3.	SEC Use Only……………………………………………………………………………..

4.	Source of Funds (See Instructions)	OO ...

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....................................................................................................................................................[ ]

6.	Citizenship or Place of Organization: United States

7.	Sole Voting Power ………………….............................................	None………………………………………..............................................................................................................
Number of
Shares
Beneficially	8.	Shared Voting Power………………..............................................	3,250,000*………………………………….............................................................................................................
Owned by
Each
Reporting	9.	Sole Dispositive Power………………..........................................	None……………………………………….............................................................................................................
Person
With
	10.	Shared Dispositive Power ……………........................................	3,250,000*……………………………….................................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person …...................................................................................3,250,000*……...….............................................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)…………........................................................................................…21.9%**…......................................................................……

14.	Type of Reporting Person (See Instructions)
…………………………………….......................................................................……IN…………………………………………......................................................................................…..

* Of the 3,250,000 units of membership interest (“Units”) reported in this Schedule 13D/A, 500,000 Units are directly owned by Tennessee Ethanol Partners, L.P., of which Ethanol Capital Management, LLC (“ECM”) serves as the general partner and investment advisor and has voting and dispositive power.  The remaining 2,750,000 Units were issued to Ethanol Investment Partners, LLC (“EIP”) pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between Advanced BioEnergy, LLC (“ABE”), ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008, in connection with the conversion of two convertible notes issued to EIP (the “Settlement Agreement”).

ECM is the sole manager of EIP.  The LLC members in EIP consist of the following: Ethanol Capital Partners, L.P. Series E, Ethanol Capital Partners, L.P. Series H, Ethanol Capital Partners, L.P. Series I, Ethanol Capital Partners, L.P. Series J, Ethanol Capital Partners, L.P. Series L, Ethanol Capital Partners, L.P. Series M, Ethanol Capital Partners, L.P. Series N, Ethanol Capital Partners, L.P. Series O, Ethanol Capital Partners, L.P. Series P, Ethanol Capital Partners, L.P. Series Q and Ethanol Capital Partners, L.P. Series S (collectively, the “LLC Members”).  ECM is the general partner of and investment advisor to each LLC Member and has voting and dispositive power over each LLC Member’s assets.  Of the 2,750,000 Units issued to EIP pursuant to the Settlement Agreement, the Units are attributable to each LLC Member as follows: ECP Series E:  591,268 Units; ECP Series H:  226,247 Units; ECP Series I:  249,234 Units; ECP Series J:  109,531 Units; ECP Series L:  115,072 Units; ECP Series M:  78,502 Units; ECP Series N:  387,946 Units; ECP Series O:  258,249 Units; ECP Series P:  258,016 Units; ECP Series Q:  381,544 Units; and ECP Series S: 94,391 Units.

ECP Series E, H, I, J, L, M, N, O, P, Q and S own membership interests in EIP.  The percentage ownership of each LLC Member in EIP is as follows: ECP Series E owns 21.50%; ECP Series H owns 8.23%; ECP Series I owns 9.06%; ECP Series J owns 3.98%; ECP Series L owns 4.18%; ECP Series M owns 2.86%; ECP Series N owns 14.11%; ECP Series O owns 9.39%; ECP Series P owns 9.38%; ECP Series Q owns 13.88%; and ECP Series S owns 3.43%.  Scott Brittenham is the President of ECM and may therefore be deemed to be the beneficial owner of such Units.

EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye,” and each of Hawkeye and EIP, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of

Page 6 0f 14

membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Amended and Restated Voting Agreement.  The Amended and Restated Voting Agreement is attached as Exhibit B to this Schedule 13D/A.

In entering into the Amended and Restated Voting Agreement, the Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934.  The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Voting Agreement Parties for the sole purpose of nominating and electing the Designees.  Accordingly, the 3,250,000 Units reported in this Schedule 13D/A does not include units of membership interest of ABE owned by Hawkeye, SDWG or the members of the board of directors of ABE.  Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D to report their beneficial ownership of units of membership interest of ABE.  This Schedule 13D/A only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D/A.

** Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, plus 2,200,000 units issued to Hawkeye on August 28, 2009 in connection with its investment in ABE.

Item
1.	Security and Issuer

Units of membership interst
Advanced BioEnergy, LLC (the “Issuer” or “ABE”)
10201 Wayzata Boulevard, Suite 250
Hopkins, Minnesota 55305

Item
2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of the following persons:

(i)	Ethanol Capital Management, LLC and
(ii)	Scott Brittenham (together, the “Reporting Persons”)

Attached as Exhibit A is a copy of the agreement among the foregoing persons that the Schedule 13G initially filed to report the acquisition that is the subject of this Schedule 13D/A be filed on behalf of each of them.

The Reporting Persons, Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), and the ABE board of directors may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 as a result of entering into the Amended and Restated Voting Agreement described in more detail in the footnotes to the cover pages of this Schedule 13D/A and in Items 4 and 6 below. Hawkeye, SDWG and the ABE board of directors are each filing a separate Schedule 13D to report their beneficial ownership of units of ABE. This Schedule 13D/A only reports information on the Reporting Persons identified in this Item 2.

Ethanol Capital Management, LLC (“ECM”) is the sole manager of Ethanol Investment Partners, LLC (“EIP”). EIP has the following members:

(i)	Ethanol Capital Partners, L.P., Series E (“ECP Series E”)
(ii)	Ethanol Capital Partners, L.P., Series H (“ECP Series H”)
(iii)	Ethanol Capital Partners, L.P., Series I (“ECP Series I”)
(iv)	Ethanol Capital Partners, L.P., Series J (“ECP Series J”)
(v)	Ethanol Capital Partners, L.P., Series L (“ECP Series L”)
(vi)	Ethanol Capital Partners, L.P., Series M (“ECP Series M”)
(vii)	Ethanol Capital Partners, L.P., Series N (“ECP Series N”)
(viii)	Ethanol Capital Partners, L.P., Series O (“ECP Series O”)
(ix)	Ethanol Capital Partners, L.P., Series P (“ECP Series P”)
(x)	Ethanol Capital Partners, L.P., Series Q (“ECP Series Q”)
(xi)	Ethanol Capital Partners, L.P., Series S (“ECP Series S”), (collectively the “LLC Members”)

ECM is the general partner and investment advisor to Tennessee Ethanol Partners, L.P. (“TEP”) and each LLC Member and has the power to vote and dispose of the securities reported in this Schedule 13D/A.

(b)	The address of the principal business office of ECM is Rockefeller Center, 7th Floor, 1230 Avenue of the Americas, New York, NY 10020.

(c)	Investment Advisor.

(d)	None.

(e)	None.

(f)	Citizenship:

(i)	Ethanol Capital Management, LLC: a Delaware Limited Liability Company
(ii)	Scott Brittenham: United States
(iii)	EIP: a Delaware Limited Liability Company
(iv)	ECP Series E: a Delaware Limited Partnership
(v)	ECP Series H: a Delaware Limited Partnership
(vi)	ECP Series I: a Delaware Limited Partnership
(vii)	ECP Series J: a Delaware Limited Partnership
(viii)	ECP Series L: a Delaware Limited Partnership
(ix)	ECP Series M: a Delaware Limited Partnership
(x)	ECP Series N: a Delaware Limited Partnership
(xi)	ECP Series O: a Delaware Limited Partnership
(xii)	ECP Series P: a Delaware Limited Partnership
(xiii)	ECP Series Q: a Delaware Limited Partnership
(xiv)	ECP Series S: a Delaware Limited Partnership
(xv)	Tennessee Ethanol Partners, L.P.: a Delaware Limited Partnership

Item
3.	Source and Amount of Funds or Other Consideration

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”).  On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”).  Both Notes had a scheduled maturity date of June 20, 2008.  Under the terms of the Notes, the Notes were convertible into units of membership of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sold units during the period in which the Notes were outstanding.

ECM and ABE disputed the conversion price of the Notes and whether interest on the Notes was convertible into units.  ECM and ABE settled their dispute pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between ABE, ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008 (the “Settlement Agreement”).  Under the

terms of the Settlement Agreement, ABE issued EIP 2,750,000 Units in connection with the Notes.

TEP acquired its 500,000 Units pursuant to a subscription agreement, dated December 22, 2005, at a purchase price of $10 per Unit, for an aggregate purchase price of $5 million.

Item
4.	Purpose of Transaction

The Reporting Persons have acquired the Units for investment purposes.  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the business of the Issuer, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of units or disposal of some or all of the Units currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, as the case may be.

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer.  On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its regular meeting of members.  EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such parties for the Designees as members of the board of directors of ABE.  The Amended and Restated Voting Agreement is attached as Exhibit B to this Schedule 13D/A.

In their capacity as directors of the Issuer, Scott Brittenham and the second Designee to be nominated by EIP pursuant to the Amended and Restated Voting Agreement may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

In addition, the Reporting Persons may engage in communications with one or more members, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Notwithstanding the potential plans and proposals enumerated above, pursuant to the Settlement Agreement, ECM and EIP, on their own behalf and on behalf of each of their officers, directors and affiliates, specifically including Ethanol Capital Partners, LP, agreed that they will not participate with any other person or entity in proposing an action prior to the next annual meeting of ABE that would likely result in the removal or dismissal of current ABE board members.  The Settlement Agreement does not, however, prohibit such action in connection with the next regular meeting of ABE members at which board members are elected.

Except as expressly set forth in this Item 4, the Reporting Persons currently have no additional plans or proposals that relate to or would result in any of the actions required to be reported herein.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of this Schedule 13D/A) or formulate and implement plans or proposals with respect to any of the foregoing.

Item
5.	Interest in Securities of the Issuer
(a)	See pages 2 – 7 of cover pages.

(b)	See pages 2 - 7 of cover pages.

(c)	None.

(d)	ECM is the Manager of EIP and has discretion on whether to distribute dividends to the LLC Members of EIP.

(e)	N/A.

Item
6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Voting Agreement dated May 4, 2007, the Issuer was obligated to nominate, and recommend to its members the election of, Scott Brittenham as a member of the board of directors of the Issuer.  On August 11, 2008, the Issuer’s members elected Scott Brittenham to the board of directors at its Regular Meeting of Members.  EIP entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”), effective August 28, 2009, by and among EIP, ABE, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and each of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”).  The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Amended and Restated Voting Agreement.  The Amended and Restated Voting Agreement is attached as Exhibit B to this Schedule 13D/A.

EIP and ABE entered into a Registration Rights Agreement, dated June 25, 2007 (the “Registration Rights Agreement”), which grants EIP demand registration rights and piggyback registration rights in certain circumstances with respect to units of ABE issued to EIP upon conversion of two convertible promissory notes described in more detail below.  The

Registration Rights Agreement is attached as Exhibit C to this Schedule 13D/A.  In connection with Hawkeye’s investment in ABE, EIP and ABE entered into a First Amendment to Registration Rights Agreement, dated August 28, 2009 (the “First Amendment to Registration Rights Agreement”), which amended the Registration Rights Agreement to reflect registration rights granted by ABE to Hawkeye.  The First Amendment to Registration Rights Agreement is attached as Exhibit D to this Schedule 13D/A.

On April 27, 2007, the Issuer issued a convertible promissory note to EIP in the amount of $10,000,000 (“Note 1”).  On June 20, 2007, the Issuer issued a second convertible promissory note to EIP in the amount of $15,929,436 (“Note 2”).  Both Notes had a scheduled maturity date of June 20, 2008.  Under the terms of the Notes, the Notes were convertible into units of the Issuer based on a conversion price of the lesser of $16 per unit or the price per unit which is equal to the lowest price per unit at which the Issuer sold units during the period in which the Notes were outstanding.

ECM and ABE disputed the conversion price of the Notes and whether interest on the Notes was convertible into units.  ECM and ABE settled their dispute pursuant to a Settlement Agreement and Release dated October 16, 2008 entered into by and between ABE, ECM, EIP and Ethanol Investment Partner, LLC, filed with the Securities and Exchange Commission as Exhibit 10.1 to the Current Report on Form 8-K on October 22, 2008 (the “Settlement Agreement”).  Under the terms of the Settlement Agreement, ABE issued EIP 2,750,000 Units in connection with the Notes.

Item
7.	Material to Be Filed as Exhibits

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Amended and Restated Voting Agreement.

Exhibit C.	Registration Rights Agreement.

Exhibit D.	First Amendment to Registration Rights Agreement.

[signatures on following page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/2/09
Date

/s/ Scott Brittenham
Signature

Scott Brittenham, President
Name/Title

Exhibit A

Joint Filing Agreement

The undersigned hereby agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of membership units of Advanced BioEnergy, LLC and any subsequent amendments hereto.

Date: December 21, 2007

ETHANOL CAPITAL MANAGEMENT, LLC

By:	/s/ Scott Brittenham
Name:Scott Brittenham
Title:President

SCOTT BRITTENHAM

By:	/s/ Scott Brittenham

Exhibit B

Voting Agreement

This Voting Agreement (this “Agreement”) is made and entered into as of this 28th day of August, 2009, by and among Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), Hawkeye Energy Holdings, LLC, a Delaware limited liability company (“Hawkeye”), Ethanol Investment Partners, LLC, a Delaware limited liability company (“Partners” and each of Hawkeye and Partners, an “Investor”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and each of the undersigned directors (the “Directors”) of the Company.  The Company, Hawkeye, Partners, SDWG and Directors are collectively referred to herein as the “Parties.”  Hawkeye, Partners, SDWG and Directors are collectively referred to herein as the “Members.”

Background

A.        On the date hereof, the Company and Hawkeye entered into that certain Subscription Agreement (the “Subscription Agreement ”) and a related letter agreement (the “Subscription Letter Agreement” and together with the Subscription Agreement and the Registration Rights Agreement, the “Subscription Documents”) providing for the issuance and sale of membership units of the Company (“Units”) to Hawkeye (the 2,200,000 Units issued to Hawkeye on the date hereof, the “Hawkeye Units”).  Capitalized terms used herein but not otherwise defined have the meaning given to them in the Subscription Documents.

B.        Prior to the date hereof, Partners, together with Tennessee Ethanol Partners, LP, its Affiliate, acquired 3,250,000 Units (the “Partners Units”).  Partners currently has rights pursuant to that certain Voting Agreement (the “Prior Partners Voting Agreement”) between the Company, Partners and certain of the Directors and Officers, dated as of May 4, 2007, and the Parties desire to amend and restate the Prior Partners Voting Agreement in its entirety pursuant to this Agreement.

C.        In connection with the Subscription Documents, two representatives of Hawkeye were appointed to the board of directors of the Company (the “Board”), and prior to the date hereof one representative of Ethanol Capital Management, LLC designated by Partners was elected to the Board.

D.        The Parties desire to cause, in accordance with the terms of this Agreement, two representatives of Hawkeye (the “Hawkeye Board Members”), two representatives of Ethanol Capital Management, LLC designated by Partners (the “Partners Board Members”) and the Chief Executive Officer of the Company (the “CEO Board Member”) to be nominated and elected as members of the Board.

Agreement

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Parties agree as follows:

1.	VOTING AGREEMENT

1.1	Board of Directors.

(a)	At each meeting of the Company’s members at which the Board position held by any of the Hawkeye Board Members, the Partners Board Members or the CEO
Board Member is up for election, each of the Parties will, as applicable:

(i)	nominate for election to the Board each of the Hawkeye Board Members, each of the Partners Board Members and Member (each of such respective nominees, a “Designee”);

(ii)	recommend to the members (or other security holders) of the Company at any meeting of the members (or other security holders) at which directors are elected the election of each of the Designees;

(iii)	vote (or act by written consent) all Units (or other voting equity securities of the Company) they beneficially own, hold of record or otherwise control at any time, in person or by proxy, to elect each of the Designees to the Board;

(iv)	not take any action that would result in (and take any action necessary to prevent) the removal of any of the Designees from the Board or the increase in the size of the Board to more than nine members without the consent of the Hawkeye. Partners and CEO Board Members; and

(v)	not grant a proxy with respect to any Units that is inconsistent with his, her or its obligations under this Agreement.

(b)	With respect to the second Partners Board Member, who is not a member of the Board as of the date of this Agreement, each of the Parties will have the obligations set forth in Section 1.1(a) from and after the earlier of (i) such time as a vacancy exists on the Board (after the appointment of both of the Hawkeye Board Members) or (ii) the 2010 meeting of the members of the Company.

1.2 Termination of Rights.  In the event that any Investor ceases to own a number of Units (or other voting equity securities of the Company) equal to at least 10% of the then outstanding Units, such Investor shall no longer have the right to appoint two Designees and shall instead have the right to appoint one Designee.  In the event that any Investor ceases to own a number of Units (or other voting equity securities of the Company) equal to at least 5% of the then outstanding Units, such Investor shall no longer have the right to appoint any Designee.

1.3 Proxy.  So long as Hawkeye has a right to appoint one or more Designees, each of the Members hereby grants to Hawkeye an irrevocable proxy coupled with an interest to vote, including in any action by written consent, such Member’s Units in accordance with such Member’s agreement to elect the Hawkeye Board Member(s) to the Board in accordance with Section 1.1.  So long as Partners has a right to appoint one or more Designees, each of the Members hereby grants to Partners an irrevocable proxy coupled with an interest to vote, including in any action by written consent, such Member’s Units in accordance with such Member’s agreement to elect the Partners Board Member(s) to the Board in accordance with Section 1.1.  Each of the Members hereby grants to each of the Investors an irrevocable proxy

ABE Voting Agreement                                                                                                                                                                                                                                                                                     Page 2
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coupled with an interest to vote, including in any action by written consent, such Member’s Units in accordance with such Member’s agreement to elect the CEO Board Member in accordance with Section 1.1.

1.4 Observation Rights.  For so long as Hawkeye owns a number of Units (or other voting equity securities of the Company) equal to at least 75% of the Hawkeye Units, Hawkeye shall be entitled to appoint at any one time one representative (the “Observer”) to the Board.  The Observer shall (a) receive all notices and information that the Company distributes to the Board in connection with regularly scheduled meetings (but not special meetings) of the Board at the same time and manner as given to the members of the Board and (b) have the right to attend and observe in a non-voting capacity all regularly scheduled meetings (but not special meetings) of the Board; provided, however, that the Company reserves the right to exclude the Observer from access to any material or meeting or portion thereof if the Company believes on the advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege; and, provided further, that the Observer shall agree to maintain the confidentiality of all Company information and all proceedings of the Board to the same extent as he would be required to do if he were a director of the Company.

1.5 Directors’ and Officers’ Insurance.  The Company shall purchase and maintain for such periods as the Board shall in good faith determine, at its expense, insurance in an amount determined in good faith by the Board to be appropriate, on behalf of any person who after the date hereof is a director of the Company, against any expense, liability or loss asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person’s status as such, subject to customary exclusions.  The provisions of this Section 1.5 shall survive any termination of this Agreement.

1.6 Specific Enforcement.  Each Party acknowledges and agrees that each of the Investors will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the Parties in accordance with their specific terms or are otherwise breached.  Accordingly, it is agreed that each of the Investors shall be entitled to an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which each of the Investors may be entitled at law or in equity.  No breach by any Party of, or other failure of any Party to perform, any of the respective covenants or obligations of the Parties under this Agreement shall relieve any other Party of its obligations under this Agreement.

1.7 Aggregation of Units.  All Units held by an Investor and its Affiliates shall be aggregated together for purposes of determining the availability of any rights under this Agreement.  “Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, controls such first Person or is controlled by said Person or is under common control with said Person, where “control” means power and ability to direct, directly or indirectly, or share equally in or cause the direction of, the management and/or policies of a Person, whether through ownership of voting shares or other equivalent interests of the controlled Person, by contract (including proxy) or otherwise.

  ABE Voting Agreement                                                                                                                                                                                                                                                                                   Page 3
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1.8 Transferees Bound.  Each of the Members agrees that any Person to whom any Member transfers any of such Member’s Units shall be bound by the provisions of this Agreement as if such transferee were originally a party hereto, provided, however that no transferee who receives a Member’s Units pursuant to a registered public offering or to the public pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, shall be bound by the provisions of this Agreement.  Any attempted transfer in violation of this Section 1.8 shall be null and void.

1.9 Conflicts of Interest.   Nothing herein shall limit the ability of the Board to limit the participation of any Board Member or Observer in circumstances where the Board determines in good faith that the Board Member has a conflict of interest with any matter relating to the Company; provided, however, that the Company shall provide to the Board Member(s) or Observer whose participation is limited (a) to the extent practicable, prior notice of such limitation and (b) in as much detail as is practicable, a description of the matters discussed in his, her or their absence.

2.	MISCELLANEOUS

2.1 Assignment.  This Agreement shall not be assignable by any of the Investors without the prior written consent of the Company.

2.2 Governing Law.  This Agreement shall be governed by and construed in accordance with the Limited Liability Company Act of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

2.3 Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed and delivered by facsimile signature and in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4 Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.5 Notices.  All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given three (3) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested. Notices delivered by hand, by facsimile, or by nationally recognized private courier shall be deemed given on the day of receipt (if such day is a business day or, if such day is not a business day, the next succeeding business day); provided, however, that a notice delivered by facsimile shall only be effective if confirmation is received of receipt of the facsimile at the number provided in this Section 2.5 or if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail (return receipt requested), on or before two (2) business days following transmission by facsimile. All notices shall be addressed as follows:

ABE Voting Agreement                                                                                                                                                                                                                                                                                     Page 4
4

If to Hawkeye:	with a copy to:
Hawkeye Energy Holdings, LLC 224 S. Bell Ave. Ames, Iowa 50010 Attention: Timothy B. Callahan Fax: (515) 233-5577	Thomas H. Lee Partners 100 Federal Street, 35th Floor Boston, Massachusetts 02110 Attention: Joshua M. Nelson Fax: (617) 227-3514
and a copy to:
Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 Attention: Steven M. Peck Fax: (617) 772-8333
If to Partners:	with a copy to:
Ethanol Investment Partners, LLC c/o Ethanol Capital Management, LLC 4400 East Broadway Blvd. Tucson, Arizona 85711 Attention: Scott Brittenham Telephone: (520) 628-2000 Fax: (520) 323-9177	Baker, Donelson, Bearman, Caldwell & Berkowitz 211 Commerce Street, Suite 1000 Nashville, Tennessee 37201 Attn: Tonya Mitchem Grindon Telephone: (615) 726-5607 Fax: (615) 744-5607
If to the Company:	with a copy to:
Advanced BioEnergy, LLC 10201 Wayzata Boulevard, Suite 250 Minneapolis, Minnesota 55305 Attention: Richard Peterson Fax: (763) 226-2725	Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Attention: Peter J. Ekberg Fax: (612) 766-1600
If to SDWG:	with a copy to:
South Dakota Wheat Growers Association 110 6th Avenue SE Aberdeen, South Dakota 57402 Attention: CEO Fax: (605) 225-0859	Husch Blackwell Sanders LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 Attention: Jason A. Reschly Fax: (816) 983-8080
If to the Directors and Officers:	with a copy to:

  ABE Voting Agreement                                                                                                                                                                                                                                                                                   Page 5
5

Advanced BioEnergy, LLC 10201 Wayzata Boulevard, Suite 250 Minneapolis, Minnesota 55305 Attention: Donald Gales Fax: (763) 226-2725	Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Attention: Peter J. Ekberg Fax: (612) 766-1600
and/or to such other respective addresses and/or addressees as may be designated by notice given in accordance with the provisions of this Section 2.5.

2.6 Future Parties to the Agreement.  If any person becomes a member of the Board after the date hereof and is or becomes a direct holder of Units, the Company agrees to use good faith efforts to cause each such person to become a party to, and be bound by the terms of, this Agreement as a Director.  If a person who is a Director ceases to be a member of the Board, without any further action of any other Party, such person shall cease to be a Party to this Agreement as of the day such person ceases to be a member of the Board; provided, however, for the avoidance of doubt, such cessation of a Director to be a Party to this Agreement shall not release any entity that may be affiliated with or otherwise related to such Director from the obligations of this Agreement.

2.7 Amendment; Waiver.  This Agreement may be amended or modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Company, each of the Investors and SDWG; provided, however, that any amendment, modification or waiver that materially and adversely affects a Member disproportionately as compared to all other Members shall require the prior written consent of a majority-in-interest of such Members so adversely affected.

2.8 Entire Agreement.  This Agreement, together with the Subscription Documents, constitutes the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly terminated.  The Prior Partners Voting Agreement is hereby amended and restated in its entirety pursuant to this Agreement.

*****

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     ABE Voting Agreement                                                                                                                                                                                                                                                                             Page 6
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In Witness Whereof, the Parties hereto have executed this Voting Agreement on the date first above written.

Advanced BioEnergy, LLC

/s/ Richard R. Peterson
By:
Name: Richard R. Peterson
Its: CEO

Hawkeye Energy Holdings, LLC

/s/ Timothy B. Callahan
By:
Name: Timothy B. Callahan
Its: Chief Financial Officer

Ethanol Investment Partners, LLC

/s/ Scott Brittenham
By:
Name: Scott Brittenham
Its: President

****

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Signature Page to ABE Voting Agreement

South Dakota Wheat Growers Association

/s/ Dale Locken
By:
Name: Dale Locken
Its: CEO/Treasurer

****

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Signature Page ABE Voting Agreement

Directors:

/s/ Revis L. Stephenson III	/s/ Troy Otte
Revis L. Stephenson III Director	Troy Otte Director
/s/ Scott Brittenham	/s/ Keith E. Spohn
Scott Brittenham Director	Keith E. Spohn Director
/s/ Richard Peterson	/s/ Thomas Ravencroft
Richard Peterson Director	Thomas Ravencroft Director
/s/ Larry L. Cerny
Larry L. Cerny Director
/s/ John E. Lovegrove
John E. Lovegrove Director

*****

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Signature Page to ABE Voting Agreement

Exhibit C

REGISTRATION RIGHTS AGREEMENT

 BETWEEN
 ADVANCED BIOENERGY, LLC
 AND
 ETHANOL INVESTMENT PARTNERS, LLC

June 25, 2007

i

ADVANCED BIOENERGY, LLC

 REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this “Agreement”) is made as of the 25th day of June, 2007, between Advanced BioEnergy, LLC, a Delaware limited liability company (the “ Company ”), and Ethanol Investment Partners, LLC, a Delaware limited liability company (“ EIP ”).

Background

A.            On April 20, 2007, the Company and EIP entered into that certain Note Purchase Agreement (the “Note Purchase Agreement ”) providing for the issuance and sale of 15% Subordinated Convertible Promissory Notes to EIP.

B.            In connection with the Note Purchase Agreement the Parties desire to provide EIP with the right, among other rights, to demand the registration of Registrable Securities (as defined below) held by EIP in accordance with the terms of this Agreement.  Capitalized terms used herein but not otherwise defined have the meaning given to them in the Note Purchase Agreement.

Agreement

NOW, THEREFORE, in consideration of the foregoing and the mutual promises contained herein, the Parties agree as follows:

1.             Definitions.  For purposes of this Agreement:

1.1           “Additional Financing” means the sale by the Company of additional Units as contemplated by the registration statement on Form SB-2 filed by the Company with the SEC on September 13, 2006, as amended from time to time thereafter.

1.2           “Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including without limitation any general partner, officer, director, or manager of such Person.

1.3           “Damages” means any loss, damage, or liability to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (b) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (c) any violation or alleged violation by the

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indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

        1.4          “Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Units, including options and warrants.

        1.5          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        1.6          “Excluded Registration” means (a) a registration of Units in connection with the Additional Financing so long as such registration is declared effective by the SEC no later than June 30, 2007; (b) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; or (c) a registration relating to an SEC Rule 145 transaction.

        1.7          “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

        1.8          “Form S-2” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9           “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10         “GAAP” means generally accepted accounting principles in the United States.

1.11         “Holder” means any holder of Registrable Securities who is a party to this Agreement, including permitted transferees that agree in writing to be bound by and subject to the terms and conditions of this Agreement.

1.12         “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.13         “Investor Rights Agreement” means that certain Investor Rights Agreement dated as of November 8, 2006 between the Company and SDWG, as amended.

1.14         “IPO” means the Company’s first underwritten public offering of its Units or other equity securities under the Securities Act.

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        1.15         “Operating Agreement” means that certain Third Amended and Restated Operating Agreement of the Company dated as of February 1, 2006.

1.16         “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.17         “Registrable Securities” means (a) the Units issued to EIP upon conversion of the promissory notes issued to EIP under the Note Purchase Agreement; and (b) any Units issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Units referenced in clause (a) above, including without limitation any Units which are issued to EIP subsequent to the conversion resulting from any stock split or merger, and excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 3.1 , and excluding for purposes of Section 2  any Units for which registration rights have terminated pursuant to Section 2.12  of this Agreement.

1.18         “Restricted Securities” means the securities of the Company required to bear the legend set forth in Section 2.11(b)  hereof.

1.19         “SDWG” means South Dakota Wheat Growers Association, a South Dakota cooperative.

1.20         “SDWG Holder” means any “Holder” as that term is defined under the Investor Rights Agreement.

1.21         “SEC” means the Securities and Exchange Commission.

1.22         “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.23         “SEC Rule 144(k)” means Rule 144(k) promulgated by the SEC under the Securities Act.

1.24         “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.25         “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.26         “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

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        1.27         “Units” means units of membership interests in the Company, or shares or other equity interests of the Company issued in exchange for or otherwise in connection with any transaction as described in Section 2.1 .

2.             Registration Rights.  The Company covenants and agrees as follows:

2.1           Demand Registration.

(a)            Form S-1 Demand.  If at any time after the earlier of (i) one year after the date of this Agreement or (ii) ninety (90) days after the effective date of the registration statement for the IPO or such longer period after the IPO if the Holders cannot sell their securities as a result of executing a “market stand-off” agreement contemplated by Section 2.10 hereof, the Company receives a request from Holders of at least seventy-five percent (75%) of the Registrable Securities that the Company file a Form S-1 registration statement with respect to at least seventy-five percent (75%) of the Registrable Securities (or a lesser percentage if the anticipated aggregate offering price, net of Selling Expenses, would exceed $15 million), then the Company shall (x) within ten (10) days after the date such request is given, give notice thereof (the “ Demand Notice ”) to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders (including for purposes of this Section 2.1(a), solely for purposes of being allowed to participate in such registration, any SDWG Holder), as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(b)           Form S-3 Demand.  If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least seventy-five percent (75%) of the Registrable Securities that the Company file a Form S-3 registration statement with respect to at least seventy-five percent (75%) of the  Registrable Securities (or a lesser percentage if the anticipated aggregate offering price, net of Selling Expenses, would exceed $15 million), then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders (including for purposes of this Section 2.1(b), solely for purposes of being allowed to participate in such registration, any SDWG Holder), as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(c) and Section 2.3.

(c)            Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to Section 2.1(a) or Section 2.1(b) a certificate signed

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by the Company’s chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company and its members for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; or (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; and it is therefore necessary to defer the filing of such registration statement, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than thirty (30) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other member during such thirty (30) day period other than an Excluded Registration.

(d)           The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a): (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b).  The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b): (x) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (y) if the Company has effected two registrations pursuant to Section 2.1(b) within the twelve (12) month period immediately preceding the date of such request.  A registration shall not be counted as “effected” for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(d).

2.2           Company Registration.  If the Company proposes to register (including, for this purpose, a registration effected by the Company for equity holders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration.  Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company

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shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration.  The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration.  The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3           Underwriting Requirements.

(a)            If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice.  The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders.  In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein.  All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.  Notwithstanding any other provision of this Section 2.3, if the underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of equity securities to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of equity securities that may be included in the underwriting shall be allocated as follows: (1) as between the Holders of Registrable Securities that are party to this Agreement (the “ EIP Holders ”) and the SDWG Holders in proportion (as nearly as practicable) to the number of equity securities that each group requested to be included in the underwriting, and then (2) as between the persons that comprise the EIP Holders and the SDWG Holders in proportion (as nearly as practicable) to the number of equity securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such Holders; provided, however, that the number of Registrable Securities held by the EIP Holders to be included in such underwriting shall not be reduced unless all other securities, except the equity securities requested to be included in the underwriting by the SDWG Holders which shall be reduced as contemplated in the prior sentence, are first entirely excluded from the underwriting.

(b)           In connection with any offering involving an underwriting of the Company’s securities pursuant to Section 2.2, the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting agreement as agreed upon between the Company and its underwriters (which underwriting agreement shall contain customary terms and conditions), and then only in such quantity as the underwriters in their reasonable discretion determine will not jeopardize the success of the offering by the Company.  If the total number of securities, including Registrable Securities, requested by security holders of the Company to be included in such offering exceeds

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the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters in their reasonable discretion determine will not jeopardize the success of the offering.  If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders; provided, however, in no event shall any securities held by any SDWG Holder be eliminated unless all Registrable Securities held by all EIP Holders are completely eliminated.  For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder” as defined in this sentence.

(c)            For purposes of Section 2.1, a registration shall not be counted as “effected” if, as a result of an exercise of the underwriter’s cutback provisions in Section 2.3, fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4           Obligations of the Company.  Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)            prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred eighty (180) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred eighty (180) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of the Company or an underwriter of Units (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred eighty (180) day period shall be extended for up to two hundred forty (240) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b)           prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as

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may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)            furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)           use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)            in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)            use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)           provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)           promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)             notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)             after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

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        2.5           Furnish Information.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

2.6           Expenses of Registration.  All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders (“ Selling Holder Counsel ”), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1(a) or Section 2.1(b) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders, including the SDWG Holders, shall bear such expenses pro rata based upon the number of Registrable Securities that were actually to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information, then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 2.1(a) or Section 2.1(b).  All Selling Expenses relating to Registrable Securities registered pursuant to Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7           Indemnification.  If any Registrable Securities are included in a registration statement under this Section 2:

(a)            To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.7(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in

9

conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)           To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay, severally and not jointly, to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.7(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall any indemnity under this Section 2.7(b) exceed the proceeds from the offering received by such Holder, except in the case of common law fraud or willful misconduct by such Holder.

(c)            Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, give the indemnifying party notice of the commencement thereof.  The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflicting interests between such indemnified party and any other party represented by such counsel in such action.  The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, unless such failure actually and materially prejudices the indemnifying party’s ability to defend such action.

(d)           Notwithstanding anything else herein to the contrary, the foregoing indemnity agreements of the Company and the selling Holders are subject to the condition that, insofar as they relate to any Damages arising from any untrue statement or alleged untrue

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statement of a material fact contained in, or omission or alleged omission of a material fact from, a preliminary prospectus (or necessary to make the statements therein not misleading) that has been corrected in the form of prospectus included in the registration statement at the time it becomes effective, or any amendment or supplement thereto filed with the SEC pursuant to Rule 424(b) under the Securities Act (the “ Final Prospectus ”), such indemnity agreement shall not inure to the benefit of any Person if a copy of the Final Prospectus was furnished to the indemnified party and such indemnified party failed to deliver, at or before the confirmation of the sale of the shares registered in such offering, a copy of the Final Prospectus to the Person asserting the loss, liability, claim, or damage in any case in which such delivery was required by the Securities Act.

(e)            To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.7 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.7, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations.  The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 2.7(e), when combined with the amounts paid or payable by such Holder pursuant to Section 2.7(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses) paid by such Holder), except in the case of willful misconduct or common law fraud by such Holder.

(f)            Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions,

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the provisions in the underwriting agreement shall control; provided, however, that the provisions on indemnification and contribution contained in the underwriting agreement shall not contain provisions which expose the Holders to greater liability than the terms contained herein.

(g)           Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a registration under Section 2, and otherwise shall survive the termination of this Agreement.

2.8           Reports Under Exchange Act.  With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)            make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times;

(b)           use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act ; and

(c)            furnish to any Holder, so long as the Holder owns any Registrable Securities, upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.9           Limitations on Subsequent Registration Rights.  From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in any Company registration or demand registration of any securities held by such holder or prospective holder unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only on a  pari passu  basis to the number of the Registrable Securities of the Holders that are included.

2.10         “Market Stand-off” Agreement.  Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the IPO or other registration by the Company for its own behalf of Units or any other equity securities under the Securities Act on a registration statement on Form S-1, Form S-2, or Form S-3, and ending on the date specified by

12

the Company and the managing underwriter (such period not to exceed (a) one hundred eighty (180) days in the case of the IPO, which period may be extended upon the request of the managing underwriter for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period, or (b) ninety (90) days in the case of any registration other than the IPO, which period may be extended upon the request of the managing underwriter for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 90-day lockup period), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Units held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units or other securities, in cash, or otherwise.  The foregoing provisions of this Section 2.10 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers, directors, and members individually owning more than five percent (5%) of the Company’s outstanding Units (or other voting equity securities) are subject to the same restrictions.  Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.10 or that are necessary to give further effect thereto.

2.11         Restrictions on Transfer.

(a)            The Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize any such sale, pledge, or transfer, except upon the conditions specified in this Agreement and Section 9 of the Operating Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act.  A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement and the Operating Agreement.

(b)           In addition to any legend requirements set forth in the Operating Agreement, each certificate or instrument representing the Registrable Securities shall (unless otherwise permitted by the provisions of Section 2.11(c)) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  SUCH SECURITIES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH

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REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF THAT CERTAIN REGISTRATION RIGHTS AGREEMENT BETWEEN THE COMPANY AND CERTAIN HOLDERS OF ITS SECURITIES, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.11

(c)            The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2.  Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder’s intention to effect such sale, pledge, or transfer.  Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder’s expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a “no action” letter from the SEC to the effect that the proposed  sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company.  The Company will not require such a legal opinion or “no action” letter (x) in any transaction in compliance with SEC Rule 144 or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that in the case of a transfer to an Affiliate each transferee agrees in writing to be subject to the terms of this Section 2.11. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.11(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.12         Termination of Registration Rights.  The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.1 or Section 2.2 shall terminate upon the earliest to occur of (a) the closing of a transaction resulting

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in a “Dissolution Event” as such term is defined in the Operating Agreement and (b) the date on which such Holder is entitled to sell all of the Units owned by it in compliance with SEC Rule 144(k).

3.             Miscellaneous.

3.1           Successors and Assigns.  Except as set forth in this Section 3.1, this Agreement shall not be assignable by EIP without the prior written consent of the Company.  Prior written consent will not be required for any assignment of this Agreement by EIP to an Affiliate assignee, provided that (i) the Company is, within a reasonable period of time after such transfer, furnished with written notice of the name and address of the Affiliate assignee and (ii) the Affiliate assignee agrees in a written instrument satisfactory to the Company, to be bound by and subject to the terms and conditions of this Agreement.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

3.2           Governing Law.  This Agreement shall be governed by and construed in accordance with the Limited Liability Company Act of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Minnesota, without regard to its principles of conflicts of laws.  In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement:  (a) each of the parties irrevocably waives the right to trial by jury; and (b) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 3.5 .

3.3           Counterparts; Facsimile.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4           Titles and Subtitles.  The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5           Notices.

(a) All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), one business day after being deposited with a nationally recognized overnight courier, or two business days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

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If to EIP:	with a copy to:

Ethanol Investment Partners, LLC c/o Ethanol Capital Management, LLC 4400 East Broadway Blvd. Tucson, Arizona 85711 Attention: Scott Brittenham Telephone: (520) 628-2000 Fax: (520) 323-9177	Baker, Donelson, Bearman, Caldwell & Berkowitz 211 Commerce Street, Suite 1000 Nashville, Tennessee 37201 Attn: Tonya Mitchem Grindon Telephone: (615) 726-5607 ax: (615) 744-5607

If to the Company:	with a copy to:

Advanced BioEnergy, LLC 10201 Wayzata Boulevard, Suite 250 Minneapolis, Minnesota 55305 Attention: President Donald Gales Fax: (763) 226-2725	Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Attention: Peter J. Ekberg Fax: (612) 766-1600

(b)           If, during the period of time from and after any permissible assignment under Section 3.1 until the time the Company receives written notice of the name and address of the Affiliate assignee, the Company provides notice to EIP under this Agreement and in accordance with this Section 3.5, the notice given to EIP will be deemed to have been given to the Affiliate assignee.

3.6           Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Holders of a majority of the Registrable Securities; provided , that the Company may in its sole discretion waive compliance with Section 2.11(c)  (and the Company’s failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.11(c)  shall be deemed to be a waiver); and provided further , that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party; provided further , however, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, termination, or waiver applies to all Holders in the same fashion.  The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver.  Any amendment, termination, or waiver effected in accordance with this Section 3.6  shall be binding on all parties hereto, regardless of whether any such party has consented thereto.  No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

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        3.7           Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or regulation, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

3.8           Aggregation of Securities.  All shares of Registrable Securities held or acquired by Affiliates of a Holder shall be aggregated together for the purpose of determining the availability of any rights under this Agreement of such Holder.

3.9           Entire Agreement.  This Agreement, together with the Note Purchase Agreement (including any Schedules and Exhibits hereto and thereto), constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

3.10         Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

*****

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17

The Parties hereto have executed this Agreement on the date first above written.

ADVANCED BIOENERGY, LLC

/s/ Revis L. Stephenson III
Revis L. Stephenson, III
Chief Executive Officer

ETHANOL INVESTMENT PARTNERS, LLC

/s/ Scott Brittenham
Scott Brittenham
President

Exhibit D
First Amendment to Registration Rights Agreement

               This First Amendment (the “Amendment”) is entered into as of August 28, 2009, by and among Advanced BioEnergy, LLC, a Delaware limited liability company  ((the“Company”), and Ethanol Investment Partners, LLC, a Delaware limited liability company (“EIP”).

Background

A.           On June 25, 2007, the Company and EIP entered into a registration rights agreement (the “EIP Registration Rights Agreement”) in connection with the issuance and sale by the Company of 15% Subordinated Convertible Promissory Notes to EIP.

B.           On August 21, 2009, the Company entered into a subscription agreement with Hawkeye Energy Holdings, LLC (“Hawkeye”) pursuant to which the Company agreed to enter into a registration rights agreement with Hawkeye (the “Hawkeye Registration Rights Agreement”), provided the Company first obtained, among other third party consents, EIP’s consent to grant such rights.

C.           In connection with the execution of the Hawkeye Registration Rights Agreement, ABE and EIP desire to amend the EIP Registration Rights Agreement as follows:

Agreement

1.           Amendment to Article 1.   Article 1 of the EIP Registration Rights Agreement is hereby amended and restated in its entirety as set forth in the attached Exhibit A.

2.           Amendment to Section 2.3(a).  Section 2.3(a) of the EIP Registration Rights Agreement is hereby amended and restated in its entirety as set forth in the attached Exhibit B.

3.           Amendment to Section 2.9.  Section 2.9 of the EIP Registration Rights Agreement is hereby amended by adding the following sentence to the end of that provision:

“The Company shall not amend the Hawkeye Registration Rights Agreement or the SDWG Investor Rights Agreement in a manner adverse to the Holders without the prior written consent of a majority in interest of the Holders.”

4.           Governing Law.  The parties to this Amendment intend for the laws of the State of Minnesota to govern the validity of this Amendment, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the conflict of law provisions of such state.

5.           Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

6.           Miscellaneous.  Except as specifically amended herein, the EIP Registration Rights Agreement shall remain in full force and effect, as so amended.  Any reference to this “Amendment,” shall include the Recitals set forth in the beginning of this Amendment.

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2

This Amendment has been executed by the parties hereto as of the date first set forth above.

ADVANCED BIOENERGY LLC

By:/s/ Richard Peterson
Richard Peterson
President, Chief Executive Officer and Chief Financial Officer

ETHANOL INVESTMENT PARTNERS, LLC

By:/s/ Scott Brittenham
Scott Brittenham
President

3

EXHIBIT A

AMENDED AND RESTATED ARTICLE 1

1.	Definitions. For purposes of this Agreement:

1.1    “Additional Financing” means the sale by the Company of additional Units as contemplated by the registration statement on Form SB-2 filed by the Companywith the SEC on September 13, 2006, as amended from time to time thereafter.

1.2     “Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including without limitation any general partner, officer, director, or manager of such Person.

1.3           “Damages” means any loss, damage, or liability to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (a) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (b) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (c) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.4          “Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Units, including options and warrants.

1.5          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.6          “Excluded Registration” means (a) a registration of Units in connection with the Additional Financing so long as such registration is declared effective by the SEC no later than June 30, 2007; (b) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; or (c) a registration relating to an SEC Rule 145 transaction.

1.7          “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.8          “Form S-2” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9           “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10           “GAAP” means generally accepted accounting principles in the United States.

1.11           “Hawkeye” means Hawkeye Energy Holdings, LLC, a Delaware limited liability company.

1.12           “Hawkeye Holders” means any “Holder” as that term is defined under the Hawkeye Registration Rights Agreement.

1.13           “Hawkeye Registration Rights Agreement” means that certain Registration Rights Agreement dated as of August 28, 2009, between the Company and Hawkeye.

1.14           “Holder” means any holder of Registrable Securities who is a party to this Agreement, including permitted transferees that agree in writing to be bound by and subject to the terms and conditions of this Agreement.

1.15           “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.16           “Investor Rights Agreement” means that certain Investor Rights Agreement dated as of November 8, 2006 between the Company and SDWG, as amended.

1.17           “IPO” means the Company’s first underwritten public offering of its Units or other equity securities under the Securities Act.

1.18           “Operating Agreement” means that certain Third Amended and Restated Operating Agreement of the Company dated as of February 1, 2006, as amended from time to time.

1.19           “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.20           “Registrable Securities” means (a) the Units issued to EIP upon conversion of the promissory notes issued to EIP under the Note Purchase Agreement; and (b) any Units issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Units referenced in clause (a) above, including without limitation any

Units which are issued to EIP subsequent to the conversion resulting from any stock split or merger, and excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 3.1, and excluding for purposes of Section 2 any Units for which registration rights have terminated pursuant to Section 2.12 of this Agreement.

1.21           “Restricted Securities” means the securities of the Company required to bear the legend set forth in Section 2.11(b) hereof.

1.22           “SDWG” means South Dakota Wheat Growers Association, a South Dakota cooperative.

1.23           “SDWG Holder” means any “Holder” as that term is defined under the Investor Rights Agreement.

1.24           “SEC” means the Securities and Exchange Commission.

1.25            “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.26           “SEC Rule 144(k)” means Rule 144(k) promulgated by the SEC under the Securities Act.

1.27           “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.28           “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.29           “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.30           “Units” means units of membership interests in the Company, or shares or other equity interests of the Company issued in exchange for or otherwise in connection with any transaction as described in Section 2.1.

EXHIBIT B

AMENDED AND RESTATED SECTION 2.3(a)

2.3	Underwriting Requirements.

(a)       If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice.  The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders.  In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein.  All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting.  Notwithstanding any other provision of this Section 2.3, if the underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of equity securities to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of equity securities that may be included in the underwriting shall be allocated as follows: (1) as between Holders of Registrable Securities that are party to this Agreement (the “EIP Holders”), the Hawkeye Holders and the SDWG Holders, in proportion (as nearly as practicable) to the number of equity securities that each group requested to be included in the underwriting, and then (2) as between the persons that comprise the EIP Holders, the Hawkeye Holders, and the SDWG Holders in proportion (as nearly as practicable) to the number of equity securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such Holders; provided, however, the number of Registrable Securities held by the EIP Holders to be included in such underwriting shall not be reduced unless all other securities, except the equity securities requested to be included in the underwriting by the Hawkeye Holders and the SDWG Holders which shall be reduced as contemplated in the prior sentence, are first entirely excluded from the underwriting.